EXHIBIT 99.14

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2017 (the “Form 40-F”), I, Donald Gervais, P. Geo., hereby consent to the use of my name in connection with the mineral resource and mineral reserve estimates for the Canadian Malartic Mine as at December 31, 2017 (the “Estimates”), to the use of my name in connection with the reference to the report entitled “Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property” dated August 13, 2014 (the “Report”), to the use of my name in connection with the written disclosure under the heading “Description of the Business – Material Producing Mines – Canadian Malartic Mine” (the “Disclosure”) and to the inclusion of references to and extracts from or summaries of the Estimates, Report and Disclosure (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form F-3D (File No. 333-217016) and on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

By: /s/ Donald Gervais
Name: Donald Gervais, P. Geo.

March 28, 2018